

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Craig McKenzie, President
Medora Corp.
7 Wareham Road
Kingston, Jamaica, WI

> **Re:** **Medora Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2010**
> **File No. 333-169280**

Dear Mr. McKenzie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide updated financial statements and related financial information throughout your filing. Please refer to Rule 8-08 of Regulation S-X.

Definitions, page 6

2. We note the revisions to your registration statement in response to comment two in our letter dated November 8, 2010, including the addition of a "Definitions" section. In lieu of creating a definition section, please revise your disclosure so that the meanings of terms are clear from their context. Refer to Securities Act Rule 421(b)(3) and Updated Staff Legal Bulletin No. 7 (June 7, 1999), Question and Answer 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

3. We note that you have provided repetitive disclosure throughout your prospectus.  By way of example only, your disclosure beginning on page 19, the last full paragraph, is identical to your disclosure beginning on page 25.  Mere repetition of the same language or ideas does not enhance the quality of the disclosure in your prospectus.  Accordingly, revise your disclosures so that they are consistent but not identical and repetitive.  Please refer to the note to Securities Act Rule 421(b).

Plan of Operations, page 18

4. Please update the status of your planned operational steps as the dates for some of your objectives have passed.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Gregg E. Jaclin, Esq.
        Via Facsimile